UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-13429

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.

5956 W. Las Positas Blvd.

Pleasanton, CA 94588

Simpson Manufacturing Co., Inc.

401(k) Profit Sharing Plan for Salaried Employees

Financial Statements as of

December 31, 2012 and 2011

and for the Years Then Ended

Supplemental Schedule as of December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the

Simpson Manufacturing Co., Inc. 401(k)

Profit Sharing Plan for Salaried Employees

Pleasanton, California

We have audited the accompanying statements of net assets available for benefits of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Armanino LLP
ArmaninoLLP
San Ramon, California

June 27, 2013

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value	$73,564,925	$62,407,659
Total investments	73,564,925	62,407,659

Receivables
Employer contributions	3,516,627	3,162,875
Other	27,247	189
Total receivables	3,543,874	3,163,064

Net assets available for benefits	$77,108,799	$65,570,723

The accompanying notes are an integral part of these financial statements.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011

Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$5,106,694	$(972,965)
Interest and dividends	1,531,608	1,284,828
Total investment income	6,638,302	311,863

Contributions
Participant	1,867,010	1,096,357
Employer	4,599,243	4,125,977
Total contributions	6,466,253	5,222,334

Total additions	13,104,555	5,534,197

Deductions
Benefits paid to participants	1,559,260	3,742,454
Fees	7,219	5,476
Total deductions	1,566,479	3,747,930

Net increase	11,538,076	1,786,267

Net assets available for benefits
Beginning of year	65,570,723	63,784,456

End of year	$77,108,799	$65,570,723

The accompanying notes are an integral part of these financial statements.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

1.                          Plan Description

The following is a brief description of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees (the “Plan”) and is provided for general informational purposes only.  Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that Simpson Manufacturing Co., Inc. and its United States subsidiaries (the “Company”) established in 1956 to provide benefits to eligible salaried employees, as provided in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent laws.

Effective May 1, 2011, the Plan was restated in its entirety to (a) permit participants to contribute amounts to the Plan on a pre-tax basis as an elective deferral pursuant to Code section 401(k), (b) establish a safe-harbor 401(k) plan in which the Company will make an annual non-elective contribution for each participant equal to 3% of such participant’s eligible compensation, (c) permit in-service distributions and (d) change the name of the Plan to the Simpson Manufacturing Co., 401(k) Profit Sharing Plan for Salaried Employees.

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA.  The Company has delegated certain responsibilities for the operation and administration of the Plan.  Trustee services are provided by Charles Schwab Trust Company (“Schwab”).  Recordkeeping and investment management services are provided by Milliman, Inc.

Certain administrative expenses of the Plan were paid directly by the Company for the years ended December 31, 2012 and 2011.  Investment fees, which may vary according to the individual investment funds selected, are paid out of the assets of the Plan and are included in net appreciation (depreciation) in fair value of investments.  Participants should refer to the prospectus of the individual investment funds for further details on individual investment fees.

Eligibility

All employees, except employees working under the terms of a collective bargaining agreement, non-resident aliens, hourly employees, and employees with contractual exclusion from participation under the Plan, are eligible to participate in the Plan once they have attained the age of 18 and reached the entry date.  Effective May 1, 2011, employees age 18 or older can enter the Plan upon commencement of employment for purposes of employee elective deferrals and employer safe-harbor contributions.  For purposes of employer discretionary contributions, employees enter the Plan on the first day of the Plan Year after attaining age 18.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

1.                          Plan Description (continued)

Contributions

Effective May 1, 2011, participants may elect to contribute through payroll deductions amounts up to 100% of their annual compensation, as defined by the Plan on a tax-deferred basis, up to a maximum amount allowed by the Internal Revenue Code (“IRC”).  Maximum allowed deferral amounts were $17,000 for 2012.  Employees over the age of 50 may also contribute an additional $5,500 to the Plan for 2012.  Contributions withheld are invested in accordance with the participant’s direction into various investment options offered by the Plan.

Effective May 1, 2011, the Company provides a safe harbor non-elective contribution equal to 3% of the participant’s compensation, as defined by the Plan.  The Company may also contribute to the Plan a discretionary amount, approved by its Board of Directors (the “Board”), limited to the maximum amount deductible for federal income tax purposes.  The Company’s discretionary contribution is allocated to the account of each participant who has completed at least 1,000 hours of service during the Plan year and is employed on the last day of the year based upon a percentage of the participant’s annual eligible compensation to total eligible compensation.  The discretionary employer contribution amounted to 7% of eligible compensation for each participant for the plan years ended December 31, 2012 and 2011.  The Company safe harbor non-elective contribution and discretionary contribution amounted to $1,450,954 and $3,148,289, respectively, in 2012.  The Company safe harbor non-elective contribution and discretionary contribution amounted to $1,282,240 and $2,843,737, respectively, in 2011.

Employer contributions are invested in accordance with the participant’s direction into various investment options offered by the Plan.  During 2011, the investment options offered by the Plan changed.  An investment option transition mapping was followed for those participants who had not made a change to their investment allocation by a designated date.  If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan.  Effective May 1, 2011, the Plan’s designated default investment option (the Default Fund) changed from age based portfolios consisting of Plan investment options as selected by the Administrative Committee to the designated Vanguard Target Retirement Fund that has a target retirement date closest to the year in which the applicable participant might retire, based on the participant’s date of birth and assuming a retirement age of 65.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (net of investment related expenses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

1.                          Plan Description (continued)

Vesting

Participants are immediately vested in their voluntary contributions and the Company safe harbor non-elective contribution, plus actual earnings thereon.  Vesting in the Company’s discretionary contributions plus earnings thereon is based on years of continuous service, as defined by the Plan.  Participants are 100% vested after 6 years of credited service.

Forfeitures

As of December 31, 2012 and 2011, forfeited nonvested accounts totaled $146,413 and $106,336, respectively.  Forfeitures are allocated to the account of each eligible participant based upon a percentage of the participant’s annual eligible compensation to total eligible compensation.  Forfeitures are generally allocated to participants subsequent to year-end based upon compensation received in the same plan year in which the forfeiture occurred in accordance with the provisions of the Plan.

Payment of benefits

Distributions and withdrawals are payable upon retirement at age 60 or after, termination, financial hardship, disability or death.  If a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into an IRA or other qualified benefit plan is requested.  If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into an IRA or other qualified plan or postpone payment to a later date and remain in the Plan as described in the Plan documents.

Reclassification

Certain 2011 balances have been reclassified to conform to the 2012 financial statement presentation.

2.                          Summary of Significant Accounting Policies and Basis of Presentation

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

2.                          Summary of Significant Accounting Policies and Basis of Presentation (continued)

Valuation of investments

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 5 for discussion of fair value measurements.

Purchases and sales of securities are reflected on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Payment of benefits

Benefits are recorded when paid.

Subsequent events

Subsequent events have been evaluated in connection with the issuance of the financial statements.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”).  ASU 2011-04 converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRSs”).  Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information.  In addition, ASU 2011-04 requires additional fair value disclosures.  The Plan’s adoption of ASU 2011-04 as of January 1, 2012 did not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

3.                          Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated October 28, 2011, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (“IRC”).

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the Internal Revenue Service.  No uncertain positions have been identified that would require the recognition of a tax liability or disclosure in the financial statements as of December 31, 2012 and 2011.  The Plan is subject to routine audits by applicable taxing jurisdictions. There is currently an audit for the 2011 Form 5500 in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for 2008 and prior years.

4.                          Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2012	2011

Simpson Manufacturing Co., Inc.
Common Stock	$7,170,222	$11,766,223
Schwab Value Advantage
Institutional Prime Money Fund	6,413,193	4,928,629
Vanguard Target Retirement 2015 Fund	5,737,301	4,426,426
Vanguard Target Retirement 2020 Fund	5,536,887	4,224,368
Vanguard Target Retirement 2025 Fund	6,896,112	5,402,950
Vanguard Target Retirement 2030 Fund	5,692,299	4,166,685
Vanguard Target Retirement 2035 Fund	6,836,049	4,802,537

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011

Participant-directed investments
Employer stock	$(448,659)	$792,857
Mutual funds	5,555,353	(1,765,822)

	$5,106,694	$(972,965)

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

5.                          Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB Accounting Standards Codification (“ASC”) 820 are described as follows:

•                              Level 1: inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                              Level 2: inputs to the valuation methodology include

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•                              Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level input of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Common stock:  The Company common stock is held by participants in a unitized fund, which means participants do not own shares of Company common stock but rather own an interest in the unitized fund.  The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Company common stock, at quoted market prices, and cash held by the fund.  The Plan owns the underlying assets of shares in common stock and the underlying cash.

Mutual funds:  Valued at the daily closing prices as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Notes to Financial Statements

December 31, 2012 and 2011

5.                          Fair Value Measurements (continued)

The following are the major categories of assets and liabilities measured at fair value on a recurring basis during the years ended December 31, 2012 and 2011, using quoted prices in active markets for identical assets (Level 1):

	2012	2011

Common stock	$7,170,222	$11,766,223
Cash Reserve Account	174,388	224,109
Mutual funds:
Growth	5,720,811	4,655,197
Target Funds	38,803,811	29,081,965
Blended Funds	6,697,880	5,513,861
Fixed Income	10,602,135	7,563,343
Value	4,395,678	3,602,961

Total	$73,564,925	$62,407,659

6.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

7.                          Risks and Uncertainties

The Plan allows for investment in Company common stock, money market and mutual funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.                          Related Parties and Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Charles Schwab.  Charles Schwab, or its affiliate, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in a unitized stock fund holding the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  All of these transactions qualify as exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE

SIMPSON MANUFACTURING CO., INC.

401(k) Profit Sharing Plan for Salaried Employees

Schedule H, Part IV, Item 4(i) - Schedule of Assets (Held at End of Year)

EIN: 94-3196943

December 31, 2012

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date
	Borrower	Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	Simpson Manufacturing Co., Inc. Common Stock	Common Stock	**	$7,170,222
	SSGA FDS Money Market Fund	Cash Reserve Account	**	174,388
*	Schwab Value Advantage Institutional Prime Money Fund	Mutual Fund	**	6,413,193
*	Schwab S&P 500 Index Fund	Mutual Fund	**	1,797,264
	Columbia Mid-Cap Index Fund	Mutual Fund	**	991,320
	DFA Five-Year Global Fixed-Income I Fund	Mutual Fund	**	494,734
	DFA Inflation Protected Securities I Fund	Mutual Fund	**	1,078,681
	DFA International Value I Fund	Mutual Fund	**	1,056,929
	DFA U.S. Large Cap Value III Fund	Mutual Fund	**	2,501,444
	DFA U.S. Targeted Value I Fund	Mutual Fund	**	328,561
*	Schwab Fundamental Emerging Markets Index Fund	Mutual Fund	**	356,069
	Vanguard Developed Markets Index Fund	Mutual Fund	**	190,211
	Vanguard Growth Index Signal Fund	Mutual Fund	**	1,526,975
	Vanguard Mid-Cap Growth Index Fund	Mutual Fund	**	1,597,247
	Vanguard Mid-Cap Value Index Fund	Mutual Fund	**	508,744
	Vanguard REIT Index Signal Fund	Mutual Fund	**	497,109
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	2,596,589
	Vanguard Small Cap Index Signal Fund	Mutual Fund	**	768,698
	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,148,441
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	623,366
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	5,737,301
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	5,536,887
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	6,896,112
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	5,692,299
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	6,836,049
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	3,292,491
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	2,368,420
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	584,242
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	88,203
	Vanguard Total Bond Market Index Signal Fund	Mutual Fund	**	2,615,527
	Vanguard Total Intl Stock Index Signal Fund	Mutual Fund	**	2,097,209
				$73,564,925

*    Party in interest

** In accordance with instructions to Form 5500, cost information has been omitted as all investments of assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Salaried Employees
(Name of Plan)

Date	June 27, 2013	/s/ Brian Magstadt
		Name:	Brian Magstadt
		Title:	Member, Simpson Manufacturing Co., Inc.
Retirement Plan Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Armanino LLP